April 8, 2021

VIA EDGAR

Asia Timmon-Pierce

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sonim Technologies, Inc.
Registration Statement on Form S-3
File No. 333-254440

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sonim Technologies, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time on April 12, 2021, or as soon thereafter as practicable. The Company respectfully requests that you notify C. Brophy Christensen of O’Melveny & Myers LLP of such effectiveness by telephone at (415) 984-8793.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 378-8100 or by email at b.tirva@sonimtech.com.

Very truly yours,

/s/ Robert Tirva
Robert Tirva